Via Facsimile and U.S. Mail
Mail Stop 6010

August 21, 2007

Mr. William G. Harris
SVP of Finance and CFO
XenoPort, Inc.
3410 Central Expressway
Santa Clara, CA 95051

Re: XenoPort, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2006
Filed March 7, 2007
File No. 000-51329

Dear Mr. Harris:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Jim Atkinson
Accounting Branch Chief